SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13(d)-2(a)

(Amendment No. 14)
______________________________

PARLUX FRAGRANCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

701645103
(CUSIP number)

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, New York 10036
                                        (212) 735-3000
(Name, address and telephone number of person authorized
to receive notices and communications)

                               January 25, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 701645103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	1,799,013
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	1,799,013
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,049,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.9%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 701645103	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 14 (“Amendment No. 14”) is being filed by and on behalf of Glenn H. Nussdorf (“Mr. Nussdorf”) and Lillian Ruth Nussdorf (“Ms. Nussdorf,” and collectively with Mr. Nussdorf, the “Nussdorfs”), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007, Amendment No. 7 filed on January 26, 2007, Amendment No. 8 filed on February 7, 2007, Amendment No. 9 filed on August 11, 2011, Amendment No. 10 filed on September 7, 2011, Amendment No. 11 filed on October 31, 2011, Amendment No. 12 filed on December 2, 2011 and Amendment No. 13 filed on December 27, 2011, with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

This Amendment No. 14 is being filed to correct inadvertent errors in the reporting of shares beneficially owned by Mr. Nussdorf in Amendments 9 through 13.  In those amendments, the shares of Common Stock reported as solely owned by Mr. Nussdorf inadvertently included the 250,000 shares of Common Stock over which Mr. Nussdorf shares beneficial ownership with Ms. Nussdorf.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended in their entirety to read as follows:

Item 5(a).  The aggregate percentages of shares of Common Stock reported owned by Mr. Nussdorf and Ms. Nussdorf are based upon 20,769,362 shares outstanding, which are the number of outstanding shares of Common Stock as of November 2, 2011 as disclosed in the Company’s Amendment to Form 10-Q, filed with the Commission on January 13, 2012.

Item 5(b).  Mr. Nussdorf beneficially owns 2,049,013 shares of Common Stock, constituting approximately 9.9% of the shares currently outstanding.  Mr. Nussdorf has sole voting and dispositive power with respect to 1,799,013 of the shares beneficially owned by him.  Ms. Nussdorf beneficially owns 250,000 shares of Common Stock, constituting approximately 1.2% of the shares currently outstanding.  Ms. Nussdorf shares with Mr. Nussdorf voting and dispositive power with respect to all of the shares beneficially owned by her.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

In connection with entry into the Merger Agreement (as described in Amendment No. 13), Perfumania’s subsidiary, Model Reorg Acquisition LLC, received commitments from six trusts for the benefit of certain Nussdorf family members to make a total of $30 million in new loans to Perfumania to finance a portion of the cash consideration to be paid by Perfumania to acquire shares of Common Stock in the Merger.

In addition, pursuant to the Voting Agreement (as described in Amendment No. 13), Perfumania has agreed to reimburse Mr. Nussdorf’s expenses incurred in connection with the Voting Agreement and the transactions contemplated thereby.

4 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 25, 2012

/s/ Alfred R. Paliani
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney